FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of April 2024

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, 21 Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva 4913020, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated April 2, 2024, announcing that US Army Awards $12 Million Contract Extension to Gilat to Sustain Anytime, Anywhere Satellite Connectivity.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated April 2, 2024	By:	/s/ Doron Kerbel
Doron Kerbel
General Counsel & Company Secretary

US Army Awards $12 Million Contract Extension to Gilat to
Sustain Anytime, Anywhere Satellite Connectivity

Gilat Wavestream to provide additional 50W Ka-band BUCs for long-term sustainment of thousands of mobile Satellite Transportable Terminals (STTs)

Petah Tikva, Israel, April 2, 2024 — Gilat Satellite Networks Ltd. (Nasdaq: GILT, TASE: GILT), a worldwide leader in satellite networking technology, solutions, and services, announced today that the United States Army awarded a $12 million contract to its subsidiary DataPath, Inc., for the continuation of a program to sustain anytime, anywhere satellite connectivity.

The contract is for the supply of Wavestream’s Solid State Amplifier (SSPA) products.  Wavestream SSPAs are ruggedized to withstand the harshest environments, enabling the Satellite Transportable Terminals (STTs) used in this program to deliver a “Communications-on-the-Pause” solution across diverse climates and conditions around the globe. This award demonstrates Gilat’s ability to leverage the capabilities of its two US-based subsidiaries, Gilat Wavestream and DataPath, Inc.

“With more than a decade and a half of field-proven performance, the Wavestream 50W Ka SSPA continues to satisfy the Army’s need for dependable satellite communications in support of our warfighters operating in harsh and hostile environments around the world,” said Bob Huffman, Gilat Wavestream’s General Manager. “Over the years, we’ve deployed thousands of BUCs to the military and we take great pride in providing proven technology that’s fielded for mission-critical telecommunications.  We are very excited to continue to bring solutions to the Army and are delighted that we can also now supply through our DataPath team.”

“DataPath is pleased to work with Gilat Wavestream on this order for the United States Army,” said David McDonald, President of DataPath.  “This award demonstrates our continued commitment to excellence and also showcases the strength of our diversified capabilities and further solidifies DataPath and Gilat Wavestream as trusted partners of the US defense community.”

About Gilat

Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With over 35 years of experience, we create and deliver deep technology solutions for satellite, ground, and new space connectivity and provide comprehensive, secure end-to-end solutions and services for mission-critical operations, powered by our innovative technology. We believe in the right of all people to be connected and are united in our resolution to provide communication solutions to all reaches of the world.

Our portfolio includes a diverse offering to deliver high-value solutions for multiple orbit constellations with very high throughput satellites (VHTS) and software-defined satellites (SDS). Our offering is comprised of a cloud-based platform and high-performance satellite terminals; high-performance Satellite On-the-Move (SOTM) antennas; highly efficient, high-power Solid State Power Amplifiers (SSPA) and Block Upconverters (BUC) and includes integrated ground systems for commercial and defense, field services, network management software, and cybersecurity services.

Gilat’s comprehensive offering supports multiple applications with a full portfolio of products and tailored solutions to address key applications including broadband access, mobility, cellular backhaul, enterprise, defense, aerospace, broadcast, government, and critical infrastructure clients all while meeting the most stringent service level requirements. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel, including those related to the current terrorist attacks by Hamas, and the war and hostilities between Israel and Hamas and Israel and Hezbollah. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements for any reason.

Contact:

Gilat Satellite Networks
Hagay Katz, Chief Products and Marketing Officer
hagayk@gilat.com

EK Global IR
Ehud Helft, Managing Partner
ehud@ekgir.com